UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   January 12, 2006                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

        HALO AIRBORNE GEOPHYSICS SURVEY GENERATES NEW TARGETS AT DUPORT

VANCOUVER, BRITISH COLUMBIA, JANUARY 12, 2006 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. ( TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL ) is pleased to announce the results of the helicopter-supported airborne magnetometer and electromagnetic (EM) survey completed on the Duport Property located 60 km west of Kenora, Ontario. The purpose of the survey was to identify suitable drill targets that have the potential for hosting gold deposits in the highly prospective area adjacent to the existing high grade Duport gold resource. This is the first such detailed program that has been conducted in the area and allows for a meaningful interpretation of all historic exploration activity and past gold production that has been carried out in the region since the late 1800's. The results of this program represent a major step forward in understanding the geological controls and spatial association between structures, lithologies and sulphides as they relate to gold mineralization. This will greatly assist the Company's effort to add additional gold resources to the Duport project.

Fugro Airborne Surveys completed 2,743 line kilometers of coverage at 50 and 100 meter line spacings between August 15 and September 2, 2005. This was accomplished by using a DIGHEM multi-coil, multi-frequency electromagnetic system, supplemented by a high sensitivity cesium magnetometer. The information from these sensors was processed to produce maps that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system ensures accurate positioning of the geophysical data with respect to the base maps. The airborne geophysics survey has identified a number of high priority targets designated AREAS 1 TO 6 inclusive on the accompanying map. Each area contains single to multiple, short strike length, moderate to strong EM conductors. These targets will be the subject of a follow-up Phase II program scheduled for late January, 2006. Please refer to figure 1 showing interpretation and anomaly designation.

                                    FIGURE 1
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

       Ommitted graphic is an Airborne Geophysics of the Duport Property showing Indicated and Inferred reserves - View at the Company's website:
                                www.halores.com


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Halo News Release
January 12, 2006
Page 2
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In the  first  quarter  of 2005 the  Company  completed  a Phase I work  program consisting of drilling, regional exploration and satellite imagery studies. The results of this work and the airborne survey are being integrated to facilitate an enhanced structural interpretation of the Duport deposit and related satellite gold targets. The Duport deposit itself, shows a conspicuous EM response in the vicinity of two anomalous magnetic patterns. This correlates with drill data that suggest that Duport is located near a major contact between two lithologies and as such has been helpful in differentiating similar geological  environments  to this on the property.  One of the objectives of the
program  was  to  identify  additional,   untested,  Duport-style  gold  targets
associated  with  altered  shear  zones  containing  sulphides  related to fault
structures,   intrusive  bodies  and  competency   contrasts  between  differing
lithologies.

The geologic setting that defines the Duport deposit has been replicated elsewhere on the property by the detailed airborne survey. Roscoe Postle and Associates Ltd. of Toronto calculated a resource estimate in August, 2005, which conforms to Canadian NI 43-101 standards. The deposit contains compliant resource estimate, previously disclosed in a press release dated August 9th, 2005:

     ---------------------------------------------------------------------------
                      Tonnes           Au              Au
                      (1,000)         (g/t)           (oz)
     ---------------------------------------------------------------------------
     Indicated        424,000          13.4          183,000
     Inferred         387,000          10.7          133,000
     ---------------------------------------------------------------------------

     1.   The effective date of the resource estimate is June 1, 2005.
     2. The resources were estimated using a cut-off grade of 6.86 g/t Au, a minimum thickness of 1.5 m, a gold price of US$400 per oz, a gold recovery of 91%, and all assays were capped at 68.56 g/t,
     3. Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

 The total field and vertical gradient magnetic maps outline several significant structural and lithological features very similar to those observed at the Duport deposit. These include:

- the presence of a series of ovoid or annular features representing buried intrusive bodies that are aligned through the central portion of the property. These intrusive features modify the strong linear northeast fabric of the enclosing volcanic stratigraphy. The Duport deposit is situated on the western flank of the second most southerly of these bodies which correlates to an anorthosite complex.

- the presence of regional east-northeast trending faults. The prominent fault that trends through the southernmost and largest circular feature abruptly truncates roof pendants capping this intrusive and demarcates two structural domains, one to the south showing more regular magnetic patterns and one to the north that is represented by patterns that are noticeably more discontinuous and broken up.

Of major importance is the presence of EM anomalies that are spatially associated with prominent structural features and geophysically-inferred contacts between lithologies. AREA 1 covers five untested short-strike length


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Halo News Release
January 12, 2006
Page 3
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conductors  near the contact of a large  intrusive  body akin to the  geological environment illustrated at Duport. AREA 2 includes moderate to strong EM conductors that are located immediately west of Duport that may correlate with sheared sulphide-bearing volcanic rocks. The trend of the conductors indicates a possible fold-nose or closure in the volcanic stratigraphy north of Cameron Island. Area 6 covers three EM anomalies situated along a lithological contact which is directly associated with a flexure in a regional fault lineament that is known to host gold mineralization 600 meters to the east.

A Phase II drill program is being planned that has a two-fold objective that will:

     -    test the Duport  deposit  in areas of  structural  complexity  for the
          discovery  of  "high-grade"   ounces.   Duport  remains  open  in  all
          directions.

     -    test  EM   conductors   covering   the  most   attractive   geological
          environments in close proximity to Duport and follow-up on other high priority satellite EM anomalies.

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI-43-101.

ADDITIONAL INFORMATION

For additional information on the Duport Property, please see the Technical Report on the Duport Property, Northwestern Ontario, Canada, dated November 8, 2004, filed on SEDAR at www.sedar.com

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

                                     - 30 -

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc.    Tel: 604-484-0068
Fax: 604-484-0069     Toll Free: 1-866-841-0068
mcernovitch@halores.com

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